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                                                                     EXHIBIT 2.3



                             FOR IMMEDIATE RELEASE


Subject: Beeba's Creations, Inc. today announced its offer to purchase up to 1,200,000 shares of its outstanding common stock at a price of $8.00 per share.

Contact:  Thomas P. Baumann (619) 549-2922


     SAN DIEGO, California, July 17, 1995 -- Beeba's Creations, Inc. (NASDAQ-BEBA) announced today that it will make a tender offer for up to 1,200,000 shares of its outstanding common stock at a price of $8.00 per share. The offering period will commence on July 20, 1995, and will remain open until 5:00 p.m. E.D.T. August 18, 1995. Concurrent with this announcement, Beeba's Creations, Inc. has filed a Schedule 13E-4 with the Securities and Exchange Commission. A copy of the offer can be obtained from the Information Agent, D.F. King & Co., Inc. at (800) 669-5550.